NEWS RELEASE

January 21, 2005

Trading Symbol: TSX: RNG

RIO NARCEA PROVIDES YEAR-END UPDATE

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to report on its gold production for 2004 from its operations in northern Spain and provide an update on the Company’s activities. Looking forward, Rio Narcea anticipates strong cash flows with the start of commercial production at the Aguablanca nickel mine during the first quarter of this year, as nickel prices continue to remain strong. On the gold side, with both the El Valle and Carlés mines now operating underground, lower gold production and higher operating costs are anticipated in the near-term. However, with the development of the Tasiast gold project in Mauritania underway with production planned for the second half of 2006 and assuming a positive feasibility study at the Salave gold project in Spain, gold production should exceed 300,000 ounces by the end of 2007.

Operations

El Valle and Carlés mines

The El Valle and Carlés mines achieved production of 118,600 ounces of gold in 2004, in line with the most recent estimate of 120,000 ounces but 48% higher than the initial 2004 budgeted production of 80,000 ounces. This substantial increase was due to the Company needing to process ore from stockpiles to maintain the plant at near full capacity, as a result of less tonnage treated than anticipated from the Nalunaq mine under the terms of the toll agreement with Crew Development. In 2004, the El Valle plant processed some 93,800 tonnes from Nalunaq at an average grade of 17.1 g/t for a production of 50,300 ounces.

Operating Results	2004		2003
	Rio Narcea’s operations	Nalunaq ore (1)	Rio Narcea’s operations
Tonnes of ore milled (2)	606,700	93,800	761,631
Grade (g/t)	6.4	17.1	7.6
Recovery (%)	95.0	97.3	94.1
Gold production (oz)	118,600	50,300	174,175

(1)

No ore from Nalunaq was processed in 2003.

(2)

In 2004, the El Valle plant processed a total of 700,500 tonnes of ore with recoveries of 95.6%.

Gold production in 2005 will come entirely from underground at both the El Valle and Carlés mines. The revised mine plan projects a mining rate of approximately 420,000 tonnes for the year. Mining costs will increase significantly due to the lower mining rate and ore grade because of the difficult ground conditions at Boinas East. Gold production from both operations is anticipated at approximately 70,000 ounces at a cash operating cost of US$385 per ounce, net of copper by-product credits. The El Valle plant will also continue to process high-grade ore from the Nalunaq mine with three shipments of 40,000 tonnes each expected for the year.

Aguablanca mine

The Company started the commissioning of the Aguablanca nickel mine in December 2004 and commercial production is expected in the first quarter of 2005. Performance tests to be completed by Fluor Corporation are required prior to hand over of the plant facilities to the Company. The Company will issue a more definitive production forecast once the plant has reached design capacity.

Development projects

Tasiast

In late 2004, Mr. Christian Marti, formerly VP Operations for Defiance Mining Corp., relocated to Spain and was appointed Manager Gold Projects with his major focus being the development of the Tasiast project. In December 2004, the Company appointed Mr. François Auclair as Mauritania Country Manager, based in Nouakchott, Mauritania.

In early January 2005, Rio Narcea awarded the detailed engineering for the Tasiast project to SENET, an international engineering, design and project management Company based in South Africa. This work is expected to be completed within eight to ten weeks and thereafter the Company will finalize the overall engineering and construction contracts for the project. Meanwhile, other infrastructure work is continuing.

Rio Narcea is also analyzing proposals from several banks regarding project debt with final selection expected shortly.

Salave

On January 11, 2005, Rio Narcea released additional assay results from its current infill drilling program at Salave. With approximately two thirds of the program completed, the results continue to confirm earlier exploration results while showing the potential for some significant additions along the margins of the existing deposit and at depth.

The drilling program is expected to be completed at the end of this quarter with the feasibility study in the second half of 2005. The Company is also completing pilot plant testwork with representative core samples and continuing with the permitting application process.

Business development

In addition to its planned exploration programs for gold and nickel in Spain and Portugal, the Company continues to pursue acquisition opportunities that will result in further growth and value accretion.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain, Portugal, and Mauritania. The Company produces gold at its El Valle and Carlés mines and has started producing concentrates at its Aguablanca nickel-copper-PGM mine in southern Spain. Rio Narcea is expecting to start the construction of its permitted Tasiast gold project located in Mauritania, West Africa, in early 2005 and is also completing a full feasibility study of its Salave gold deposit in northern Spain.

For further information, contact John W.W. Hick, Vice-Chairman and CEO or Laurie Gaborit, Manager Investor Relations.

Tel: (416) 956 7470  Fax: (416) 956 7471  E-Mail: info@rngm.com  Website:www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

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